Vision Dynamics Corporation

1462 Erie Boulevard

Schenectady, New York, 12305

Telephone: (518) 935-2830

DATE:

 March 28, 2014

TO:

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

(202) 551-3344 (Tel)

FROM:

Luis Leung

Principal Executive Officer, Principal Accounting Officer and Principal Finance Officer, Vision Dynamics Corporation

(518) 935-2830 (Tel)

Re:

Vision Dynamics Corporation

SEC comment letter dated March 7, 2014 regarding

Form 8-K/A Filed March 6, 2014

File No. 000-52982

The Company response to the SEC Comment Letter dated March 7, 2014, follows. We have included the Comments above each of our responses for reference and ease of review.

General

1.

We reissue prior comment 1 of our letter dated February 14, 2014. We note you included what appears to be the resignation letter of your former accountant, Hamilton, P.C. This letter does not address the requirements of Item 304(a)(3) of Regulation S-K. Please provide your former accountant, Hamilton, P.C., with a copy of your Item 4.01 Form 8-K which contains the disclosures made in accordance Item 304(a) of Regulation S-K. Request your former accountant furnish a letter addressed to the Commission stating whether it agrees with the statements made and if not stating the respects in which it disagrees. You should file the former accountant's letter as exhibit 16 to your amended Form 8-K. If you are unable to obtain the required letter from your former accountant, please disclose this fact and the reasons why in the amended Form 8-K. Please refer to Item 304(a)(3) of Regulation S-K.

Company Response:

The Company was able to obtain a revised resignation letter from Hamilton P.C which addresses the requirements of Item 304(a)(3) of Regulation S-K and filed an amended 8-K/A, properly disclosing the resignation of Hamilton, P.C. and providing the aforementioned letter as exhibit 16.

Closing Comments

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our public filings including our response to SEC comments. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our public filings and understand that SEC staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any further inquiries following this submission.

Sincerely,

/s/ Luis Leung

Luis Leung